Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended
	Oct. 1, 2011		Sept. 25, 2010
Earnings[1]	$13,447		$11,999

Adjustments:
Add — Fixed charges	155		135
Subtract — Capitalized interest	(98)		(95)

Earnings and fixed charges (net of capitalized interest)	$13,504		$12,039

Fixed charges:
Interest[2]	$6		$—
Capitalized interest	98		95
Estimated interest component of rental expense	51		40

Total	$155		$135

Ratio of earnings before taxes and fixed charges, to fixed charges	87	x	89	x

1   After adjustments required by Item 503(d) of the U.S. Securities and Exchange Regulation S-K.

2   Interest within provision for taxes on the consolidated condensed statements of income is not included.